Telix Pharmaceuticals Limited
ACN 616 620 369
55 Flemington Rd
North Melbourne
Victoria, 3051
Australia

ASX ANNOUNCEMENT

Telix 2025 Half-Year Results: Strong commercial performance enables investment for long-term growth

Melbourne (Australia) and Indianapolis, IN (U.S.) – 21 August 2025. Telix Pharmaceuticals Limited (ASX: TLX, NASDAQ: TLX, "Telix") today announces its financial results for the half-year ended 30 June 2025. All figures are in USD unless stated otherwise.

H1 2025 key results[1]

Group performance[2]: Reflects strategic investment for long-term value creation

- Revenue of $390.4 million, up by 63%[3] and on track to meet full year guidance[4].
- Group gross profit margin of 53% reflects product mix change to include third-party RLS sales. Illuccix® margin remains stable.
- Adjusted EBITDA[5] of $21.1 million, reflective of increased operating expenditure driven by strategic acquisitions, investment in commercial infrastructure, and research and development (R&D) investment.
- $81.6 million invested into R&D, a 47% increase year-over-year. Investment was primarily focused on late-stage assets in the therapeutics and precision medicine pipeline. Full year R&D investment guidance is maintained[6].
- Loss before tax of $4.8 million includes $12.4 million in non-cash finance costs associated with convertible bonds issued in July 2024 and increased amortization cost of $9.5 million (2024 $2.4 million) following RLS acquisition.
- Positive operating net cash flow of $17.7 million, cash balance $207.2 million following $241. 8 million of strategic merger and acquisition (M&A) investment.

Telix Precision Medicine: Commercial business delivers profitable growth

- Precision Medicine segment revenue up by 30% compared to H1 2024, driven by continued increase in Illuccix dose volumes.
- Illuccix gross margin remains stable at 64%.
- Adjusted EBITDA up by 24% year-over-year to $104.6 million.
- Selling and marketing expenses of $40.9 million, reflecting incremental investment in commercial infrastructure for new product launches (Illuccix European launches and Gozellix®, Zircaix® and Pixclara®[7]).

Telix Manufacturing Solutions (TMS): Investment in infrastructure to scale operations and meet future demand

- TMS segment includes RLS Radiopharmacies (RLS, U.S.[8]), IsoTherapeutics (TX, U.S.), and TMS facilities in Sacramento (CA, U.S.), Brussels South (Belgium), North Melbourne (Australia) and Yokohama (Japan), representing a significantly augmented global production and manufacturing footprint to support clinical and commercial operations.

1. See summary Group financial results table at end of this document.
2. Group performance includes Telix Precision Medicine, Telix Therapeutics and Telix Manufacturing Solutions (TMS).
3. All comparisons to H1 2024 results.
4. FY 2025 revenue guidance of US$770 million to US$800 million.
5. Earnings before interest, tax, depreciation and amortization.
6. Increased investment range for FY 2025 expected to be 20% to 25% compared to FY 2024.
7. Launch and brand names subject to final regulatory approval.
8. RLS network is comprised of 28 locations across the U.S.

- Operating expenses of $30.5 million for the segment include $14.9 million for RLS business and $15.6 million to support start-up and integration activities (ex-RLS).
- RLS – the core revenue driver in TMS – reported $109.5 million of revenue, which includes $79.0 million from third-party PET[1] and SPECT[2] product sales and distribution service fees, and $30.5 million inter-segment revenue.
- RLS delivered an Adjusted EBITDA loss of $1.1 million.
- RLS operating loss includes $6.3 million of depreciation and amortization.

Telix Therapeutics: Reinvesting earnings to accelerate late-stage pipeline

Of the total R&D investment, 54% ($43.9 million) was invested in the therapeutics pipeline. Milestones achieved include:

- **TLX591 (^{177}Lu-rosopatamab tetraxetan):** Completed target enrollment of 30 patients for Part 1 of the Phase 3 study in advanced metastatic castration resistant prostate cancer (mCRPC). The trial has received regulatory approval to proceed in Australia, China, Canada, New Zealand, Turkey and Japan.
- **TLX592 (^{225}Ac-PSMA-RADmAb):** Approval to commence a Phase 1, first-in-human therapeutic study of a targeted alpha therapy in advanced mCRPC.
- **TLX101 (^{131}I-iodofalan, or ^{131}I-IPA):** Approval to commence IPAX BrIGHT, an international pivotal trial, to commence at Australian sites initially.
- **TLX090 (^{153}Sm-DOTMP):** Investigational New Drug (IND) application approved for a Phase 1 bridging study for Telix's therapeutic candidate for the palliation of bone pain in patients with osteoblastic metastatic disease to the bone.

Commentary

Managing Director and Group CEO, Dr. Christian Behrenbruch, commented on the result:

"Telix continues to deliver strong revenue growth while building a foundation for the future. The first half of 2025 was a period of rapid transformation as we expanded our global manufacturing operations, invested in launching new products in new markets, and accelerated the development of our therapeutic pipeline. These investments have positioned Telix for sustainable, long-term growth, while our diversified business provides multiple drivers of success. To generate future revenue growth, we are confident in securing product approvals for Pixclara and Zircaix while advancing geographic and indication expansion for the PSMA portfolio."

Summary Group financial results

	H1 2025	H1 2024
	US$M	US$M
Revenue	390.4	239.6
Cost of sales	(181.8)	(82.4)
Gross profit	**208.6**	**157.2**
Research and development (R&D)	(81.6)	(55.4)
Selling and marketing	(49.0)	(24.6)
Manufacturing and distribution	(18.8)	(8.4)
General and administration	(47.7)	(39.2)
Other losses (net)	(1.1)	(1.9)
Operating profit	**10.4**	**27.7**
Finance income	3.6	0.9
Finance costs	(18.8)	(5.7)
(Loss)/profit before tax	**(4.8)**	**22.9**
Adjusted EBITDA[1]	**21.1**	**37.1**
Cash from operating activities	**17.7**	**23.3**

1. Earnings before interest, tax, depreciation and amortization.

1. Positron emission tomography.
2. Single photon emission computed tomography.

Guidance

- Telix confirms FY 2025 revenue guidance of US$770 million to US$800 million[1].
- Guidance reflects revenue from Illuccix sales in jurisdictions with a marketing authorization, and 11 months of revenue contribution from RLS[2].
- Telix confirms R&D expenditure guidance, expecting a year-over-year increased investment range for FY 2025 of 20% to 25% compared to FY 2024.

Investor call

An investor webcast and conference call will be held at 9.30am AEST on Thursday 21 August 2025 (7.30pm EDT Wednesday 20 August 2025).

Participants can register for the webcast by clicking here: https://edge.media-server.com/mmc/p/x4gytx8w/ or the teleconference here: https://s1.c-conf.com/diamondpass/10049152-x745re.html

About Telix Pharmaceuticals Limited

Telix is a biopharmaceutical company focused on the development and commercialization of therapeutic and diagnostic radiopharmaceuticals and associated medical technologies. Telix is headquartered in Melbourne, Australia, with international operations in the United States, United Kingdom, Canada, Europe (Belgium and Switzerland), Brazil and Japan. Telix is developing a portfolio of clinical and commercial stage products that aims to address significant unmet medical needs in oncology and rare diseases. Telix is listed on the Australian Securities Exchange (ASX: TLX) and the Nasdaq Global Select Market (NASDAQ: TLX).

Visit www.telixpharma.com for further information about Telix, including details of the latest share price, ASX and U.S. Securities and Exchange Commission (SEC) filings, investor and analyst presentations, news releases, event details and other publications that may be of interest. You can also follow Telix on LinkedIn, X and Facebook.

Telix Investor Relations (Global)
Ms. Kyahn Williamson
Telix Pharmaceuticals Limited
SVP Investor Relations and Corporate Communications
Email: kyahn.williamson@telixpharma.com

Telix Investor Relations (U.S.)
Ms. Annie Kasparian
Telix Pharmaceuticals Limited
Director Investor Relations and Corporate Communications
Email: annie.kasparian@telixpharma.com

Guidance Disclaimer

The stated revenue guidance is based on expected global and domestic economic conditions and is subject to known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially. As such, investors are cautioned not to place undue reliance on this guidance and in particular Telix cannot guarantee a particular result. In compiling financial forecasts, a number of key variables that may have a significant impact on guidance have been identified and are listed below.

Key variables that could cause actual results to differ materially include: the success and timing of research and development activities; decisions by regulatory authorities regarding approval of our products as well as their decisions regarding label claims; competitive developments affecting our products; the ability to successfully market new and existing products; difficulties or delays in manufacturing; trade buying patterns and fluctuations in interest and currency exchange rates; legislation or regulations that affect product production, distribution, pricing, reimbursement, access or tax; acquisitions and divestitures; research collaborations; litigation or government investigations; and Telix's ability to protect its patents and other intellectual property.

This announcement has been authorized for release by the Telix Pharmaceuticals Limited Board of Directors

1. Refer to ASX disclosures 20 February 2025.
2. See Guidance Disclaimer for further information.

Legal Notices

Cautionary Statement Regarding Forward-Looking Statements.

You should read this announcement together with our risk factors, as disclosed in our most recently filed reports with the Australian Securities Exchange (ASX), U.S. Securities and Exchange Commission (SEC), including our Annual Report on Form 20-F filed with the SEC, or on our website.

The information contained in this announcement is not intended to be an offer for subscription, invitation or recommendation with respect to securities of Telix Pharmaceuticals Limited (Telix) in any jurisdiction, including the United States. The information and opinions contained in this announcement are subject to change without notification. To the maximum extent permitted by law, Telix disclaims any obligation or undertaking to update or revise any information or opinions contained in this announcement, including any forward-looking statements (as referred to below), whether as a result of new information, future developments, a change in expectations or assumptions, or otherwise. No representation or warranty, express or implied, is made in relation to the accuracy or completeness of the information contained or opinions expressed in the course of this announcement.

This announcement may contain forward-looking statements, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, that relate to anticipated future events, financial performance, plans, strategies or business developments. Forward-looking statements can generally be identified by the use of words such as "may", "expect", "intend", "plan", "estimate", "anticipate", "believe", "outlook", "forecast" and "guidance", or the negative of these words or other similar terms or expressions. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements are based on Telix's good-faith assumptions as to the financial, market, regulatory and other risks and considerations that exist and affect Telix's business and operations in the future and there can be no assurance that any of the assumptions will prove to be correct. In the context of Telix's business, forward-looking statements may include, but are not limited to, statements about: the initiation, timing, progress, completion and results of Telix's preclinical and clinical trials, and Telix's research and development programs; Telix's ability to advance product candidates into, enroll and successfully complete, clinical studies, including multi-national clinical trials; the timing or likelihood of regulatory filings and approvals for Telix's product candidates, manufacturing activities and product marketing activities; Telix's sales, marketing and distribution and manufacturing capabilities and strategies; the commercialization of Telix's product candidates, if or when they have been approved; Telix's ability to obtain an adequate supply of raw materials at reasonable costs for its products and product candidates; estimates of Telix's expenses, future revenues and capital requirements; Telix's financial performance; developments relating to Telix's competitors and industry; the anticipated impact of U.S. and foreign tariffs and other macroeconomic conditions on Telix's business; and the pricing and reimbursement of Telix's product candidates, if and after they have been approved. Telix's actual results, performance or achievements may be materially different from those which may be expressed or implied by such statements, and the differences may be adverse. Accordingly, you should not place undue reliance on these forward-looking statements.

Trademarks and Trade Names. All trademarks and trade names referenced in this press release are the property of Telix Pharmaceuticals Limited (Telix) or, where applicable, the property of their respective owners. For convenience, trademarks and trade names may appear without the ® or ™ symbols. Such omissions are not intended to indicate any waiver of rights by Telix or the respective owners. Trademark registration status may vary from country to country. Telix does not intend the use or display of any third-party trademarks or trade names to imply any affiliation with, endorsement by, or sponsorship from those third parties.